A PROFESSIONAL CORPORATION

SUITE 1400     1201 NORTH MARKET STREET     WILMINGTON, DE 19801-1147
302.295.2000     888.207.2440     302.295.2013 FAX     www.cozen.com

TO:	Class 3 Creditors That Filed
A Proof of Claim

RE:	Wolverine Tube Inc., et al
United States Bankruptcy Court for the District of Delaware (“Bankruptcy Court”)
Case No. 10-13522 (PJW) (Jointly Administered)

Dear Note Holder (CUSIP No. 978093AF9):

Wolverine Tube Inc. (“Wolverine”) and its affiliated debtors are soliciting votes on their First Amended Joint Plan of Reorganization of Wolverine Tube, Inc. and its Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, as Modified (the “Amended Disclosure Statement”)1.  You have received this letter, because you have been identified as a Class 3 creditor that has filed a proof of claim against one or more of the Debtors and are entitled to cast a vote on the Plan.  On April 15, 2011, Bankruptcy Court entered an order (the “Disclosure Statement Approval Order”) establishing May 23, 2011 as the Voting Deadline.

If you hold your notes through a broker, bank or other third party intermediary (“Nominee”), then you will be receiving a separate Solicitation Package from your Nominee.  Please note that if you receive a Solicitation Package directly from your Nominee, then you should follow the instructions in that package for voting on the Plan – and not cast the ballot included in this package.  If you do not hold your notes through a Nominee, then you may use the enclosed ballot to cast your vote on the Plan.

In any event, before casting your vote, you should review the Amended Disclosure Statement, the Plan, and all of its attached exhibits in order to understand how the Plan may affect your rights.  Please do not hesitate to call me if you have any questions.

Sincerely,

By:	/s/ Mark E. Felger
Mark E. Felger

1  Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Amended Disclosure Statement.